U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                            FORM 12b-25

     NOTIFICATION OF LATE FILING          SEC FILE NUMBER 1-12711

         (CHECK ONE:)                    CUSIP NUMBER 253862 10 6



[x] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and 10-QSB [ ] Form N-SAR

     For Period Ended: December 31, 1998
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION


Full Name of Registrant
DIGITAL POWER CORPORATION

Former Name if Applicable


Address of Principal Executive Office (STREET AND NUMBER)
41920 CHRISTY STREET

City, State and Zip Code
FREMONT, CA  94538-3158


PART II -- RULES 12B - 25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE


State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Company has operations in the United Kingdom and a manufacturing facility in Mexico. Due to the Company's limited staff and its operations in other countries, the Company requires more time to complete the Form 10-KSB.

                                     (Attached Extra Sheets if Needed).


PART IV -- OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

ROBERT O. SMITH                             510                 657-2635
(Name)                                  (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                          [X] Yes               [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                         [X] Yes               [  ] No

    The Company anticipates a significant loss for the year ended on December 31, 1998. Because the Company is still obtaining accounting information from its foreign operation, it cannot quantify the loss at this time. The loss is due to the continuing softness in the power supply market and the settlement of litigation during 1998.

                        DIGITAL POWER CORPORATION
              (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 1998               By: /s/ ROBERT O. SMITH
                                   _____________________________________
                                   Robert O. Smith, Chief Executive Officer